Exhibit 99.1

Santiago, 17 de Marzo de 2017

Señor

Eric Parrado Herrera,

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref:  Informa Hecho Esencial relativo a

contratos con partes relacionadas

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer, 16 de marzo de 2017, el directorio de Banco Santander – Chile, aprobó la celebración de operaciones con partes relacionadas, correspondientes a los siguientes contratos de prestación de servicios tecnológicos:

Con la sociedad Geoban, contrato para el desarrollo del proyecto Controles de Calidad de Datos Operacional MIS Local RDA. Con la sociedad Isban, contratos para el desarrollo de los siguientes Proyectos: a) Santander te Acompaña; b) Distribución de Alertas y Criterios de Depuración; c) Mejoras Murex; d) Transferencias Masivas en el Sistema Corporativo de Pago; e) Santander Flame y f) Basilea 2017.

Con la sociedad Produban, contratos para el desarrollo de los siguientes Proyectos: a) Almacenamiento Proyecto Basilea 2017; b) Motor Intgerado de Conciliación Contable; c) Santander Flame; d) Protección Adicional Contra Denegación de Servicios (Prolexic); e) Protección Contra Phishing (CiberRisk Surveillance) y f) Ampliación Almacenamiento e Infraestructura BIG DATA.

Con relación a estas operaciones, los directores titulares del Banco, asistentes a la reunión, señores Vittorio Corbo Lioi, quien presidió la reunión, y señores Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez, Orlando Poblete Iturrate, Ana Dorrego de Carlos y Andreu Plaza López y la directora suplente Blanca Bustamante, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose las operaciones aprobadas en precios, términos y condiciones a los que prevalecen en el mercado, de acuerdo también con el informe contenido en la sesión de fecha 16 de marzo de 2017, del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Claudio Melandri Hinojosa

Gerente General

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores

Santiago, March 17, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event- Related party contracts

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046,we report that in ordinary session on March 16, 2017, the Board of Banco Santander - Chile approved the following contracts with related parties:

With the company Geoban, contracts for the development of Quality Controls of Operating Data for MIS Local RDA. With the company Isban, contracts for the development of the following projects a) Santander te Acompaña; b) Alert distribution and breakdown criteria; c) Improvements Murex; d) Mass transactions in the Corporate Payment SystemPago; e) Santander Flame and f) Basel 2017.

With the Company Produban, contracts for the development of the following projects: a) Storage for Basel 2017 project; b) Accounting conciliation integrated motor; c) Santander Flame; d) Additional protection against the denial of service (Prolexic); e) Protection against Phishing (CiberRisk Surveillance) and f) Increasing storage and infrastructure for BIG DATA

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending the meeting Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres , Marco Colodro Hadjes, Juan Pedro Santa Maria Pérez, Orlando Poblete Iturrate, Ana Dorrego de Carlos and Andreu Plaza López and alternate director Blanca Bustamante, expressed the approval for the Bank in hiring the services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance with the report contained in the session dated March 17, 2017, of the Audit Committee of the Bank.

Sincerely,

CLAUDIO MELANDRI HINOJOSA

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores